Randomized Controlled Trials of Metadoxine E xtended R elease in Adults With Attention - Deficit/Hyperactivity Disorder Lenard Adler, MD October 22, 2014 AACAP’s 61st Annual Meeting

Disclosures of Potential Conflict: Lenard A Adler, MD Commercial Interest What Was Received? For What Role? Alcobra Ltd Honoraria Consulting, Advisory Board Shire Pharmaceuticals Honoraria Research Support Consulting, Advisory Board, Conduct of Clinical Trial NYU School of Medicine License Fees License of Adult ADHD Training Materials SUNY Upstate Consulting Consulting on ADHD Trial APSARD/Pond Foundation Research Support Conduct of Clinical Trial National Football League Honoraria Consulting Major League Baseball Honoraria Consulting Major League Baseball Players Association Honoraria Consulting Novartis Bioventures Honoraria Consulting Theravance Honoraria Research Support Consulting, Advisory Board, Conduct of Clinical Trial US Department of Veterans Affairs Cooperative Studies Program Research Support Conduct of Clinical Trial Sunovion Honoraria, Research Support Consulting, Advisory Board, Conduct of Clinical Trial Purdue Pharma Research Support Conduct of Clinical Trial Heptares Honoraria Consulting 2

MDX is a proprietary dual - release formulation of metadoxine, an ion - pair salt of pyridoxine (vitamin B 6 ) and 2 - pyrrolidone - 5 - carboxylate (PCA, also known as L - PGA) Metadoxine Extended Release (MDX) 3 3 3

Metadoxine Safety (ex - US) 4 1. Caballeria et al. J Hepatology. 1998;28:54 - 60. N = 69, 3 months of metadoxine 1500 mg/d. 2. Cacciatore et al. Clin Trial J . 1988;25:220 - 226. N = 30, metadoxine 300 mg IM twice daily for 30 days, then a 500 - mg tablet 3 times a day for 5 months, for a total of 6 months of metadoxine 1500 mg/d. 3. Bono et al. Int J Clin Pharm Res. 1991;11:35 - 40. N = 20, metadoxine 900 mg IV twice daily (1800 mg/d) for 10 days. 4 • Metadoxine is available in immediate - release form for acute treatment of alcohol intoxication and chronic treatment of alcoholic liver disease (ALD) in select countries (Italy, Portugal, Hungary, Russia, India, China, Mexico, and Thailand) since the 1980 s • An estimated 13 + million patient days on therapy since metadoxine was first introduced – I n > 30 y ears of product availability, no published safety or tolerability issues to our knowledge – Published reports of metadoxine treatment ~ 1500 mg/d demonstrate safety and tolerability 1 - 3 4

Metadoxine Has a Novel Mechanism of Action (MOA) Available preclinical data suggest that metadoxine has a novel MOA characterized by: 1. A monoamine - independent GABAergic transmission modulation, and 2. Antagonism of the 5 - HT 2B receptor Rubin J, et al. Poster 1364 presented at: Society of Biological Psychiatry 69 th Annual Scientific Meeting; May 10 , 2014 ; New York, NY. 5 5

Metadoxine Has Little Effect on Dopamine, Norepinephrine, or Serotonin in vivo 6 Rubin J, et al. Poster 1364 presented at: Society of Biological Psychiatry 69th Annual Scientific Meeting; May 10, 2014; New York, NY . In a microdialysis study, single - dose administration of metadoxine 150 and 300 mg/kg orally had no statistically significant effect on DA, 5 - HT, or NE levels in the frontal cortex or on DA or 5 - HT in the striatum of freely moving rats A single oral dose of metadoxine 70 mg/kg or 140 mg/kg had no effect on in vivo 1 H - MRS metabolite levels or on striatal neurotransmitter levels in rats

Metadoxine B inds to the 5 - HT 2 B Receptor and GABA Transporter 7 Results of in vitro receptor binding assays -20 -10 0 10 20 30 40 50 60 70 80 % Inhibition of Control Specific Binding (mg/mL) Rubin J, et al. Poster 310 presented at: 27 th Annual US Psychiatric & Mental Health Congress; September 20 – 23 , 2014 ; Orlando, FL. 5 - HT 2B 5 - HT 3 5 - HT 5A NE Transporter DA Transporter D 1 D 4.4 D 5 GABA (non - selectiv e) 5 - HT 1 A 5 - HT 1B 5 - HT 2 A GABA Transporter

Metadoxine Has GABA B Agonist - L ike Activity That Differs From Components 8 0 1 2 3 4 5 Metadoxine Pyridoxine PCA Pyridoxine:PCA EC 50 for GABA B (mg/mL) The pharmacologic activity of metadoxine and its 2 components ( pyridoxine and PCA separately and as a 1:1 mixture) differ in the GABA B receptor assay Rubin J, et al. Poster 1364 presented at: Society of Biological Psychiatry 69th Annual Scientific Meeting; May 10, 2014; New York, NY .

Metadoxine Acts as a 5 - HT 2B Antagonist Metadoxine demonstrated selective concentration - dependent inhibition of rat stomach fundus contraction induced by the 5 - HT 2 B agonist 5 - CT 9 Rubin J, et al. Poster 1364 presented at: Society of Biological Psychiatry 69 th Annual Scientific Meeting; May 10 , 2014 ; New York, NY . 5 - CT = 5 - carboxamidotryptamine. Metadoxine Concentration ( m g /mL) 0 20 40 60 80 100 1 mg/mL 5 mg/mL 10 mg/mL 20 mg/mL Responses to 5 - CT in the Presence of Metadoxine (% of Control Response)

MDX Clinical Trial Updates 10

• Adult multiple - dose study (2 centers in Israel) – N = 120 adults with ADHD – Design: 6 - week randomized, double - blind, parallel group comparison of MDX 1400 mg once daily vs placebo • Primary endpoint – Conners’ Adult ADHD Investigator Rating Scale with adult prompts (CAARS - Inv ) • Secondary endpoints – Response rates for CAARS - Inv – Test of Variables of Attention (TOVA ® ) ADHD score – Adult ADHD Quality of Life Score ( AAQoL ) • Exploratory endpoints – Adverse event (AE) rates – Discontinuation rates Manor I, et al. J Clin Psychiatry . 2012 ; 73 : 1517 - 1523 . MDX Phase 2 b ( AL 008 ): Study Design Randomized, Placebo - Controlled, Multiple - Dose Phase IIb Study 11

Multiple - Dose 6 - Week Phase IIb Study : CAARS - Inv Score 12 Statistical separation of MDX and placebo effect starting at week 2 (ITT) -16 -14 -12 -10 -8 -6 -4 -2 0 2 Baseline 1 week 2 weeks 4 weeks 6 weeks CAARS - Inv Total Score Mean “ SEM Change From Baseline Week 6 median difference = 4.0 CAARS - Inv Total ADHD Symptom Score ITT All Patients (N = 117 ) 1 * * * *P < .05; Wilcoxon rank - sum test analysis . PBO MDX CT - ADHD (N=69) PI - ADHD (N=49) Placebo (N=33) MDX 1400 mg (N=36) Placebo (N=26) MDX 1400 mg (N=23) Baseline 40.9 “ 7.8 41.1 “ 7.9 32.1 “ 6.7 31.1 “ 5.0 Week 6 30.1 “ 13.2 29.8 “ 10.1 25.5 “ 8.3 17.7 “ 7.5 Mean change - 10.8 “ 6.8 - 11.3 “ 8.9 - 6.6 “ 10.7 - 13.4 “ 10.2 P Value 0.61 <0.05 Analysis using 2 - sample t test . 1 . Manor I, et al. J Clin Psychiatry . 2012 ; 73 : 1517 - 1523 . 2 . Manor I, et al. Postgrad Med. 2013 ; 125 : 181 - 190 . CAARS - Inv Total ADHD Symptom Score By ADHD Subtypes 2

MDX Phase 2 b ( AL 008 ): Safety • No serious AEs related to study drug • No clinically significant differences compared with placebo in AE profile, with possible exception of nausea ( 17%) and initial insomnia ( 5%) • No statistically significant changes in cardiac function (heart rate, blood pressure) • No effect on appetite or mood • No other changes in safety assessments – Electrocardiograms – Columbia - Suicide Severity Rating Scale – Complete blood count – Blood chemistry – Urinalysis Manor I, et al. J Clin Psychiatry . 2012;73:1517 - 1523. Multiple - Dose 6 - Week Phase IIb Study : Safety 13

• Adult single - center study ( 1 site in Israel) – N = 36 adults with PI - ADHD – Design: Randomized, double - blind, placebo - controlled, single - dosing, crossover comparison of 2 MDX doses ( 700 and 1400 mg once daily ) and placebo – Each patient received each dose of each treatment 1 week apart • Primary endpoint – TOVA ADHD score • Secondary endpoints – TOVA subscores and TOVA response rates • Exploratory endpoints – AE rates and discontinuation rates MDX Phase 2 b (AL 011 ): Study Design Randomized, Placebo - Controlled, Single - Dosing, Crossover Phase IIb Study Manor I, et al. Postgrad Med. 2014 ; 126 : 7 - 16 . 14

Single - Dosing Crossover Phase IIb Study: TOVA ADHD Score (ITT) 15 0 1 2 3 4 5 6 7 8 P = .009 P = . 032 NS MDX 1400 mg MDX 700 mg Placebo TOVA ADHD Score Mean “ SEM Change From Baseline P values based on paired t tests. NS = not significant . Manor I, et al. Postgrad Med. 2014;126:7 - 16 .

Single - Dosing Crossover Study: Adverse Events 16 Severity of AEs: • 3 moderate AEs of headache – 2 on MDX 700 mg, 1 on placebo • Remaining AEs were mild in severity • 1 discontinuation due to an AE of dermatitis treated with a prohibited concomitant medication AE No. (%) of Patients MDX 1400 mg (n = 34) MDX 700 mg (n = 36) Placebo (n = 35) Total AEs 11 (32.4) 6 (16.7) 11 (31.4) Fatigue 5 (14.7) 0 (0) 4 (11.4) Headache 4 (11.8) 2 (5.6) 4 (11.4) Manor I, et al. Postgrad Med. 2014 ; 126 : 7 - 16 .

6 - Week Multicenter 300 Patient Phase III Study: Overview • Multicenter , randomized, double - blind, parallel - group, fixed - dose study of MDX 1400 mg once daily vs placebo ( NCT 02059642 ) – 300 adults with ADHD enrolled at 20 sites (US, 18 ; Israel, 2 ) – Randomized 1 : 1 to receive MDX 1400 mg or placebo once daily for 6 weeks – Randomization stratified to ensure ≥ 33 % of patients in each group had PI - ADHD • Baseline and efficacy assessments review – Rater training and certification was conducted as per published methodology at baseline and once during trial 1 – I ntegrity of rater monitoring of the Adult Clinician Diagnostic Scale ( ACDS) v 1.2 , prompted CAARS - Inv , and CGI was assessed via remote inspection of case report forms (CRFs) by blinded observer • 36 % of all baseline ratings were examined 17 1 . Adler LA, et al. J Atten Disord . 2005 ; 8 (3): 121 - 126 .

Study Assessments Primary efficacy assessment • Total ADHD symptom score of the CAARS - Inv with adult prompts Secondary assessments • Clinical Global Impression - Severity (CGI - S) • Clinical Global Impression - Improvement (CGI - I) • Adult ADHD Self - Report Scale (ASRS - Self) • Barkley Functional Impairment Scale (BFIS) * • Behavior Rating Inventory of Executive Function (BRIEF - A) * • Adult ADHD Quality of Life Questionnaire ( AAQoL ) * • Safety: Adverse events, vital signs, electrocardiogram, laboratory evaluation, physical and neurological examination, Columbia Suicide Severity Rating Scale (C - SSRS) 18 * Data still being analyzed

Screening and Washout Period 2−4 Weeks Treatment Period (Double - blind, Placebo - controlled) 6 Weeks Follow - up Period 2 Weeks Stabilization Interval 3 to 10 Days V 1 Day − 38 to − 14 V2 Day 0 V 3 Day 7 V 4 Day 14 V 6 Day 35 V 8 Day 49 V 9 Day 63 MDX 1400 mg once d aily Matching placebo Screening Randomization Termination Follow - up V 5 Day 28 V 7 Day 42 V1a Day −3 to Day −10 Interim Visit (CAARS - Inv ) ADHD medication discontinued (28 days for fluoxetine, 14 days for other medications including atomoxetine) Study Design 19

Inclusion/Exclusion Criteria Key inclusion criteria Men and women 18 to 55 years of age ADHD diagnosis based on DSM - IV and DSM - 5 criteria (assessed by ACDS version 1.2) ADHD with at least moderate clinical severity (CGI - S score ≥ 4 ) Baseline CAARS - Inv total ADHD symptom score ≥ 22 Key exclusion criteria Past non - response (investigator’s judgment) to 2 adequate stimulant medication trials or 1 adequate atomoxetine trial Patients diagnosed with ADHD NOS Current comorbid Axis 1 diagnosis or lifetime history of bipolar disorder or psychosis 20 ACDS = Adult ADHD Clinical Diagnostic Scale; NOS = not otherwise specified.

Patients Disposition 8 – Patient withdrew consent 0 – Sponsor request 0 – Primary investigator request 5 – Lost to follow - up 2 – Noncompliance 8 – AE 1 – Other 9 – Patient withdrew consent 0 – Sponsor request 0 – Primary investigator request 6 – Lost to follow - up 4 – Noncompliance 4 – AE 4 – Other 416 patients screened 116 patient screen failures N = 300 patients randomized MDX 1400 mg/d (n = 152 ) Placebo (n = 148) 24 ( 15.8%) discontinued 27 (18.2%) discontinued 126 ( 84.2%) completed MDX treatment 121 ( 81.8%) completed Placebo treatment 21

Patient Baseline Demographics 22 Characteristic MDX 1400 mg/d (n = 152) Placebo (n = 146) Age, m ean (range), y 35.1 (18 – 55) 35.6 (18 – 55) Sex, n (%) Female 79 (52) 79 (54) Male 73 (48) 67 (46) Race, n (%) White 128 (84.2) 130 (89.0) Black 17 (11.2) 14 (9.6) Asian 4 (2.6) 0 Ethnicity Hispanic or Latino 10 (6.6) 15 (10.3) Not Hispanic or Latino 141 (92.8) 131 (89.7) Weight, mean “ SD (range), kg 82.1 “ 19.8 (44 – 138) 82.3 “ 21.1 (47 – 150) Baseline demographic data are calculated from Safety Population (all patients who received at least 1 dose of study medication)

Baseline Clinical Characteristics 23 Characteristic MDX 1400 mg/d (n = 152) Placebo (n = 146) DSM - IV adult ADHD subtype, n (%) Predominantly inattentive 59 (38.8) 55 (37.7) Hyperactive - impulsive 2 (1.3) 2 (1.4) Combined 91 (59.9) 89 (61.0) CAARS - Inv total ADHD symptom score, mean “ SD (range) 38.5 “ 8.1 (22 – 54 ) 38.2 “ 8.0 (22 – 53 ) CAARS - Inv inattentive symptom score (subset A) 21.5 “ 4.1 (8.0 – 27.0) 21.8 “ 4.0 (10.0 – 27.0) CAARS - Inv hyperactive - impulsive symptom score (subset B) 17.0 “ 6.1 (0.0 – 27.0) 16.4 “ 6.0 (0.0 – 27.0) CGI - S score, n (%) 4 (moderately ill) 57 (37.5) 60 (41.1) 5 (markedly ill) 73 (48.0) 74 (50.7) 6 (severely ill) 21 (13.8) 12 (8.2) 7 (extremely ill) 1 (0.7) 0 Total Adult ADHD Self - Report Scale ( ASRS), mean “ SD (range) 48.1 “ 10.7 (20.0 – 70.0) 47.5 “ 11.0 (21.0 – 72.0) Baseline demographic data are calculated from Safety Population (all patients who received at least 1 dose of study medication)

Pre - specified Primary Analyses • A mixed - effect model repeated measures (MMRM) analysis was used for all primary analyses (the CAARS - Inv total ADHD symptom score). • The ITT analysis compared the estimated least - square (LS) mean difference from baseline to week 6 (or early termination) between treatment groups. • A pre - specified modified intention - to - treat ( mITT ) analysis employed the same comparison after omitting any patient who had a week 6 outcome that was ≥ 3 standard deviations (SD) from the within treatment average change. 24

Post - hoc Analyses • A post - hoc analysis was performed on the ITT population excluding patients with major entry criteria violations 1 – Major entry criteria violations were identified prior to unblinding of randomization codes by an adult ADHD expert • A combination of the pre - specified mITT analysis and the post - hoc analysis was also performed as an additional post - hoc analysis 25 1 ICH E9 Guideline: "Statistical Principles for Clinical Trials".

0 - 5.9 - 8.5 - 9.4 - 10.1 - 9.9 0 - 6.5 - 8.7 - 11 - 12 - 12 -14 -12 -10 -8 -6 -4 -2 0 Baseline Week 1 Week 2 Week 4 Week 6 Placebo MDX CAARS - Inv Total ADHD Symptom Score LS Mean ( “ SEM) Change From Baseline Week 3 P = .136 P values based on MMRM analysis . Week 6 SD for MDX = 12.5 and for PBO = 11.8 1 3 patients enrolled in the study did not have any post - baseline efficacy assessment 26 Primary Efficacy Analysis Results CAARS - Inv : ITT (n = 297 1 )

Other Efficacy Analyses on Primary Measure (CAARS - Inv ) • The pre - specified mITT cohort (n = 295 ) was derived from an outlier analysis applied to both placebo and MDX groups that resulted in exclusion of 2 patients who had a change from baseline to week 6 on the CAARS - Inv score that was ≥ 3 SD from the within treatment average change • The post - hoc mITT cohort (n= 289 ), derived from excluding patients with major entry criteria violations at baseline by a blinded expert, resulted in the exclusion of 8 patients from the ITT population – Reasons for exclusion: • Elevated HgbA 1 c beyond protocol established cut - off • Lack of DSM - IV diagnosis • Assignment of wrong kit at baseline • Administration of prohibited concomitant medication at baseline and throughout study ( Chlordiazepoxide ) • Patient was a close family member of a rater in the study 27

Analysis Population Treatment Group N n LS Mean change Lower 95% CI Upper 95% CI LS Mean Difference Between Groups P Value ITT Population (n = 297) Placebo MDX 1400 mg 148 152 146 151 - 9.9 - 12.0 - 11.89 - 13.95 - 7.92 - 10.06 - 2.10 .1360 Pre - specified mITT Excluding ≥ 3 SD Outliers (n = 295) Placebo MDX 1400 mg 146 152 144 151 - 9.4 - 12.0 - 11.36 - 13.90 - 7.46 - 10.10 - 2.59 .0606 Post - hoc mITT Excluding Major Entry Criteria Violations (n = 289) Placebo MDX 1400 mg 148 152 141 148 - 9.6 - 12.0 - 11.60 - 13.96 - 7.54 - 10.0 - 2.41 .0927 Post - hoc mITT Excluding Entry Criteria Violations and ≥ 3 SD Outliers (n = 287) Placebo MDX 1400 mg 146 152 139 148 - 9.0 - 12.0 - 11.03 - 13.89 - 7.04 - 10.02 - 2.92 .0383 Summary of Efficacy Analyses on Primary Measure (CAARS - Inv ) P values based on MMRM analysis . 28

Summary of Efficacy Analyses on CAARS-Inv Subscales

Inattentive Score (A)	Treatment Group	N	n	LS Mean change	Lower 95% CI	Upper 95% CI	LS Mean Difference	*P* Value
ITT Population (n = 297)	Placebo	148	146	-5.7	-6.85	-4.53	-1.13	.1708
	MDX 1400 mg	152	151	-6.8	-7.95	-5.68		
Pre-specified mITT Excluding ≥ 3 SD Outliers (n = 295)	Placebo	146	144	-5.4	-6.52	-4.21	-1.43	.0805
	MDX 1400 mg	152	151	-6.8	-7.92	-5.67		
Post-hoc mITT Excluding Major Entry Criteria Violations (n = 289)	Placebo	148	141	-5.5	-6.71	-4.34	-1.37	.1005
	MDX 1400 mg	152	148	-6.9	-8.04	-5.74		
Post-hoc mITT Excluding Entry Criteria Violations and ≥ 3 SD Outliers (n = 287)	Placebo	146	139	-5.3	-6.42	-4.08	-1.63	.0479
	MDX 1400 mg	152	148	-6.9	-8.01	-5.75		

Hyperactive/Impulsive Score (B)	Treatment Group	N	n	LS Mean change	Lower 95% CI	Upper 95% CI	LS Mean Difference	*P* Value
ITT Population (n = 297)	Placebo	148	146	-4.2	-5.18	-3.26	-1.00	.1435
	MDX 1400 mg	152	151	-5.2	-6.17	-4.27		
Pre-specified mITT Excluding ≥ 3 SD Outliers (n = 295)	Placebo	146	144	-3.8	-4.78	-2.89	-1.25	.0628
	MDX 1400 mg	152	151	-5.1	-6.01	-4.16		
Post-hoc mITT Excluding Major Entry Criteria Violations (n = 289)	Placebo	148	141	-4.1	-5.05	-3.09	-1.04	.1339
	MDX 1400 mg	152	148	-5.1	-6.07	-4.15		
Post-hoc mITT Excluding Entry Criteria Violations and ≥ 3 SD Outliers (n = 287)	Placebo	146	139	-3.8	-4.79	-2.85	-1.29	.0594
	MDX 1400 mg	152	148	-5.1	-6.05	-4.17		

P values based on MMRM analysis.

29

Clinical Global Impression (CGI) – ITT population 30 CGI - Severity (CGI - S) Group n/N Odds Ratio for MDX vs PBO (95% CI) P Value MDX 24/134 2.07 (0.98, 4.38) .0569 PBO 14/126 CGI - Improvement (CGI - I) Group n/N Odds Ratio for MDX vs PBO (95% CI) P Value MDX 52/134 1.76 (1.03, 3.00) .0384 PBO 34/126 Summary statistics and p - values are from a logistic regression model at the week 6 visit. The model includes treatment group and pooled site as categorical effects and baseline value as a continuous covariate. Odds ratios of CGI - S < 2 or CGI - I < 2 for MDX relative to Placebo

Adult ADHD Self - Report Scale (ASRS - Self ) - ITT population 31 ASRS - Self Total ADHD Symptom Score week 6 Analysis Population Treatment Group N n LS Mean change Lower 95% CI Upper 95% CI LS Mean Difference Between Groups P Value ITT Population (n = 297) Placebo MDX 1400 mg 148 152 126 134 - 9.9 - 12.6 - 12.32 - 14.92 - 7.51 - 10.20 - 2.64 .122 P values based on MMRM analysis . ASRS - Self Subscales Symptom Score week 6 ASRS - Self Inattentive Subscale (ITT, n = 297) Placebo MDX 1400 mg 148 152 126 134 - 5.0 - 6.4 - 6.30 - 7.75 - 3.63 - 5.14 - 1.48 .117 ASRS - Self Hyperactive - Impulsive Subscale (ITT, n = 297) Placebo MDX 1400 mg 148 152 126 134 - 5.0 - 6.1 - 6.19 - 7.30 - 3.80 - 4.95 - 1.13 .185 ASRS - Self Executive Function Subscale (ITT, n = 297) Placebo MDX 1400 mg 148 152 126 134 - 5.0 - 5.9 - 6.33 - 7.25 - 3.66 - 4.63 - 0.95 .315 ASRS - Self Emotional Control Subscale (ITT, n = 297) Placebo MDX 1400 mg 148 152 126 134 - 2.3 - 2.7 - 2.91 - 3.25 - 1.78 - 2.14 - 0.35 .382 ASRS - Self Impulsivity Subscale (ITT, n = 297) Placebo MDX 1400 mg 148 152 126 134 - 1.2 - 1.4 - 1.55 - 1.75 - 0.88 - 1.10 - 0.21 .367

ASRS-Self - Other populations

ASRS-Self Total Score	Treatment Group	N	n	LS Mean change	Lower 95% CI	Upper 95% CI	LS Mean Difference	*P* Value
ITT Population (n = 297)	Placebo MDX 1400 mg	148 152	126 134	-9.9 -12.6	-12.32 -14.92	-7.51 -10.20	-2.64	.122
Pre-specified mITT Excluding ≥ 3 SD Outliers (n = 295)	Placebo MDX 1400 mg	146 152	124 134	-9.4 -12.6	-11.77 -14.87	-7.02 -10.24	-3.16	.061
Post-hoc mITT Excluding Major Entry Criteria Violations (n = 289)	Placebo MDX 1400 mg	148 152	123 132	-9.9 -12.8	-12.33 -15.17	-7.48 -10.43	-2.89	.092
Post-hoc mITT Excluding Entry Criteria Violations and ≥ 3 SD Outliers (n = 287)	Placebo MDX 1400 mg	146 152	121 132	-9.4 -12.8	-11.76 -15.12	-6.97 -10.47	-3.43	.043

ASRS-Self Inattentive Subscale	Treatment Group	N	n	LS Mean change	Lower 95% CI	Upper 95% CI	LS Mean Difference	*P* Value
ITT Population (n = 297)	Placebo MDX 1400 mg	148 152	126 134	-5.0 -6.4	-6.30 -7.75	-3.63 -5.14	-1.48	.117
Pre-specified mITT Excluding ≥ 3 SD Outliers (n = 295)	Placebo MDX 1400 mg	146 152	124 134	-4.7 -6.4	-5.97 -7.72	-3.34 -5.17	-1.79	.054
Post-hoc mITT Excluding Major Entry Criteria Violations (n = 289)	Placebo MDX 1400 mg	148 152	123 132	-5.0 -6.6	-6.30 -7.87	-3.61 -5.25	-1.61	.090
Post-hoc mITT Excluding Entry Criteria Violations and ≥ 3 SD Outliers (n = 287)	Placebo MDX 1400 mg	146 152	121 132	-4.6 -6.6	-5.95 -7.84	-3.31 -5.28	-1.93	.038

P values based on MMRM analysis.

32

Safety • Treatment with MDX 1400 mg once daily was well tolerated • The number of patients reporting AEs was similar between the MDX and placebo treatment groups • The most common AEs were headache ( 15.1 % in the MDX group vs 12.3 % in the placebo group), nausea ( 8.6 % vs 6.2%), and fatigue ( 7.2 % vs 8.2%) • No drug - related serious AEs were reported • No clinically significant abnormalities in laboratory values, vital sign measurements, ECG parameters, C - SSRS, or findings during clinical examination, including neurological examination, were observed 33

Vital Signs 34 Vital Sign MDX 1400 mg/d (n = 152) Placebo (n = 146) Mean “ SD Mean “ SD Systolic blood pressure, mm Hg Baseline 118.7 ± 12.7 118.1 ± 13.6 Change at week 6 −1.7 ± 10.4 −1.7 ± 10.1 Diastolic blood pressure, mm Hg Baseline 75.3 ± 9.0 74.7 ± 10.3 Change at week 6 − 1.6 ± 8.2 − 1.7 ± 9.0 Pulse rate, bpm Baseline 71.1 ± 10.7 70.6 ± 11.7 Change at week 6 − 2.0 ± 10.0 − 0.2 ± 10.2

ECG Parameters 35 Vital Sign MDX 1400 mg/d (n = 152) Placebo (n = 146) Mean “ SD Mean “ SD QT duration, msec Baseline 387.8 ± 25.8 388.3 ± 26.3 Change at week 6 6.8 ± 21.7 5.0 ± 21.0 QTc Bazett’s correction, msec Baseline 409.2 ± 20.7 407.5 ± 20.7 Change at week 6 −2.0 ± 17.6 −2.5 ± 18.5 QTc Fridericia’s correction, msec Baseline 401.5 ± 17.3 400.5 ± 16.9 Change at week 6 1.0 ± 14.0 0.2 ± 14.3 PR duration, msec Baseline 150.2 ± 20.7 152.1 ± 18.1 Change at week 6 0.8 ± 11.0 0.3 ± 10.9 QRS duration, msec Baseline 91.6 ± 8.1 92.5 ± 9.0 Change at week 6 0.8 ± 5.0 0.4 ± 5.2

Adverse Events 36 AE MDX 1400 mg/d (n = 152) Placebo (n = 146) No. (%) of Patients No. (%) of Patients Headache 23 (15.1) 18 (12.3) Nausea 13 (8.6) 9 (6.2) Fatigue 11 (7.2) 12 (8.2) Decreased appetite 8 (5.3) 0 Adverse Events in ≥ 5 % of Patients in Any Group No drug - related serious AEs were reported.

Adult ADHD Trials: Placebo and SD Results in Context

Study		Mean ± SD
Michelson D et al, 2003[1]		
Study 1 N = 267	Atomoxetine	−9.5 ± 10.1
	Placebo	−6.0 ± 9.3
Study 2 N = 248	Atomoxetine	−10.5 ± 10.9
	Placebo	−6.7 ± 9.3
Medori R et al, 2012[2]; N=401		
OROS MPH 72 mg arm		−13.7 ± 11.1
Placebo		−10.6 ± 10.3
Manor I et al, 2013[3]; N=120		
MDX		−12.0 ± 9.7
Placebo		−8.9 ± 9.3
Phase III MDX Study; N=300		
MDX		−11.8 ± 12.6
Placebo		−9.7 ± 11.4

1. Michelson D, et al. *Biol Psychiatry*. 2003;52:112-120. 2. Medori R, et al. *Biol Psychiatry*. 2008;63:981-989.
3. Manor I, et al. *J Clin Psychiatry*. 2012;73:1517-1523

37

Reducing the Placebo Response and Variability • Patient selection – Suggestibility of patients – Severity of patients • Monitoring – Central rater – Real - time monitoring of rater and patient integrity – Monitoring ratings during trial • Study design – Placebo lead - in – Sequential parallel comparison design 1 1 . Fava M, et al. Psychother Psychosom . 2003 ; 72 : 115 - 127 . 38

Conclusions • Based upon analysis to date, MDX appears to be well tolerated • ITT analysis of Phase III adult ADHD study yielded a non - significant positive trend showing consistent drug effect with previously reported phase 2 b study 1 , but a larger placebo effect than previously reported prior MDX 1 and other studies with ADHD pharmacotherapies 2 , 3 • A future study, with more rigorous monitoring of patient selection and greater efforts to reduce placebo response is planned to further demonstrate the effects of MDX in ADHD patients • Further analyses from this study, including ADHD subtype analyses and evaluation of additional secondary efficacy endpoints, are ongoing • A Phase II safety and PK study of MDX once daily in 82 adolescents with PI - ADHD is ongoing (NCT 02189772 ) • A phase 2 b study of MDX in 60 adults and adolescents with Fragile X Syndrome is ongoing (NCT 02126995 ) 1. Manor I, et al. J Clin Psychiatry . 2012;73:1517 - 1523. 2. Michelson D, et al. Biol Psychiatry . 2003;52:112 - 120 . 3. Medori R, et al. Biol Psychiatry . 2008;63: 981 - 989 . 39